10 June 2013

Mr J B Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington DC 20549

BY EMAIL

Dear Mr Rosenberg,

Novogen Limited Form 20-F Year ended 30 June 2012

Filed October 29, 2012

File No. 000-29962

We refer to your correspondence dated March 29, 2013. As this matter is pending further discussion, we request that you allow us ten more business days to consider our response.

Yours faithfully,

Steven Coffey

Director

Ref: 469074